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                                     FORM 4
                           ---------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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                            (Print or Type Response)

1.   Name and Address of Reporting Person*

     Boyd              James             R.
     ----------------------------------------------
     (Last)            (First)         (Middle)

     City Place One, Suite 300
     ----------------------------------------------
                      (Street)

     St. Louis           MO              63141
     ----------------------------------------------
     (City)            (State)          (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Arch Coal, Inc. (ACI)
     ------------------------------------------------


3.   IRS or Social Security Number of Reporting Person (Voluntary)


     ------------------------


4.   Statement for Month/Year

     May 2000
     ------------------------


5.  If Amendment, Date of Original (Month/Year)


     ------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    / X / Director

    /   / 10% Owner

    /   / Officer (Give Title)
                               ---------------
    /   / Other (Specify)
                               ---------------


7.  Individual or Joint/Group Filing (Check Applicable Line)

    / X / Form filed by One Reporting Person

    /   / Form filed by More than One Reporting Person



====================================================================================================================================
                          TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
====================================================================================================================================

1. Title of Security        2. Trans-    3. Trans-     4. Securities Acquired (A)      5. Amount of    6. Ownership   7. Nature of
   (Instr. 3)                  action       action        or Disposed of (D)              Securities      Form:          Indirect
                               Date         Code          (Instr. 3, 4 and 5)             Benefici-       Direct (D)     Beneficial
                                            (Instr. 8)                                    ally Owned      or In-         Ownership
                             ---------    -----------   --------------------------        at End of       direct (I)     (Instr. 4)
                              (Month/      Code    V     Amount (A) or (D)  Price         Month           (Instr. 4)
                               Day/                                                       (Instr. 3
                               Year)                                                      and 4)


  Common Stock                5/3/2000       P           10,000     A      $5.3125        33,692 (1)          D

                                                                                           1,689 (2)          I         By Ashland,
                                                                                                                        Inc. Thrift
                                                                                                                        Plans

  ------------------------    --------     ----- -----   --------   --------  --------     -----------     ------------  -----------

====================================================================================================================================
====================================================================================================================================

(1)  Includes 1,045 shares held jointly with the Reporting Person's spouse.

(2) Issued to Reporting Person as a result of a distribution of Issuer's stock to Ashland, Inc. shareholders.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.*
If the form is filed by more than one person, see Instruction 4(b)(v).





====================================================================================================================================
                              TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                        (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================

 1. Title of       2. Conver-     3. Trans-    4. Trans-       5. Number of       6. Date               7. Title and
    Derivative        sion or        action       action          Derivative         Exercisable           Amount of
    Security          Exercise       Date         Code            Securities         and                   Under-
    (Instr. 3)        Price of       (Month/      (Instr. 8)      Acquired (A)       Expiration            lying
                      Deriva-        Day/                         or Disposed        Date                  Securities
                      tive           Year)                        of (D)(Instr.      (Month/Day/           (Instr. 3
                      Security                                    3, 4 and 5)        Year)                 and 4)


                                                                                     Date      Expir-                Amount or
                                                                                     Exer-     ation                 Number of
                                                  Code   V       (A)      (D)        cisable   Date         Title    Shares



====================================================================================================================================
Table II (continued)
====================================================================================================================================

8. Price of       9. Number of       10. Ownership        11. Nature of
   Derivative        Derivative          Form of              Indirect
   Security          Securities          Derivative           Beneficial
   (Instr. 5)        Benefic-            Security:            Ownership
                     ially               Direct (D)           (Instr. 4)
                     Owned at            or Indirect
                     End of Month        (I)(Instr. 4)
                     (Instr. 4)


====================================================================================================================================
====================================================================================================================================


Explanation of Responses:


/s/ Rosemary L. Klein                           June 8, 2000
-----------------------------------             -----------------
  **Signature of Reporting Person               Date
    Rosemary L. Klein
    Attorney in Fact



  ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  Note: File three copies of this Form, one of which must be manually signed.
        If space is insufficient, see Instruction 6 for procedure.

  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.